SUB-ITEM 77C: Submission of matters to a vote of securities holders.


a.)	Meetings of the shareholders of the Hansberger International Fund, was held on 01/19/07.

b.)	The meetings did not involve the election of Trustees.

c.)	At the special shareholders' meetings held on January 19, 2007 shareholders of the Hansberger
International Fund considered the following:

1. To approve a new subadvisory agreement between Natixis Funds Trust I, on behalf of the
Hansberger International Fund and Hansberger Global Investors, Inc.
Votes For
Votes Against
Abstained Votes
3,351,749
110,710
340,701

d.)	N/A